February 2012

Building a Case for Structured Investments





Introduction

Financial advisors today face a variety of challenges when it comes to building and managing portfolios for their clients. Each investor has individualized goals and needs. Each investor has a unique view of what the optimal mix of risk and reward should be. Each investor needs to balance the desire for growth against the need to control or reduce the risk of losses. In recent years, the arsenal of investment tools advisors have had at their disposal has grown beyond the traditional mix of stocks, bonds, and cash equivalent investments. Alternative investments, including hedge funds and private equity, have become increasingly popular among wealthy investors. The number and variety of exchange traded funds (ETFs) have exploded. Real estate investment trusts (REITs) have become a mainstream investment choice. And, over the past several years, Structured Investments have become part of the mix.

Structured Investments have become increasingly popular over the past several years. According to StructuredRetailProducts.com, approximately $49 billion in new products were issued to U.S. investors from January 1, 2011 through October 31, 2011. Nearly $55 billion were issued in 2010, up from $34 billion in 2009 and $37.5 billion in 2008.[1]

What's holding back broader acceptance of Structured Investments? The primary roadblock seems to be awareness and education. U.S. investors simply are not familiar with the majority of these investments.

This report examines the role that Structured Investments can play in a diversified portfolio and how they can help meet a variety of objectives, including risk reduction. This report defines the most common types of Structured Investments available today and discusses the benefits and risks of each type of investment, along with practical applications on how they can be incorporated into actual portfolio allocations across multiple asset classes. The goal is to build greater awareness of Structured Investments by educating registered representatives and financial advisors, as well as their clients, about the potential benefits of a strategic allocation to these products.

[1] www.structuredretailproducts.com. Information contained in this website is not incorporated by reference in, and should not be considered part of, this report.

The discussion contained in the following pages is for educational and illustrative purposes only. The preliminary and final terms of any securities offered by JPMorgan Chase & Co. will differ from those set forth in general terms in this report and any such final terms will depend on, among other things, market conditions on the applicable launch and pricing dates for such securities. Any information relating to performances contained in these materials is illustrative and no assurance is given that any indicated returns, performance, or results, whether historical or hypothetical, will be achieved. The information in this report is subject to change, and J.P. Morgan undertakes no duty to update these materials or to supply corrections. This material shall be amended, superseded, and replaced in its entirety by a subsequent preliminary or final term sheet and/or pricing supplement, and the documents referred to therein, which will be filed with the Securities and Exchange Commission, or SEC. In the event of any inconsistency between the materials presented in the following pages and any such preliminary or final term sheet or pricing supplement, such preliminary or final term sheet or pricing supplement shall govern.

IRS Circular 230 Disclosure: This communication was written in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction(s) or matter(s) addressed herein by persons unaffiliated with JPMorgan Chase & Co. However, JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, to the extent this communication contains any discussion of tax matters, such communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties. Any recipient of this communication should seek advice from an independent tax advisor based on the recipient's particular circumstances.

Demystifying Structured Investments

All Structured Investments are designed to meet specific investment objectives, whether it is preservation of principal, subject to the credit risk of the issuer, or enhanced returns (alpha). They provide individual investors with an opportunity to access a diverse array of asset classes, such as commodities and foreign currencies, which in the past were primarily available to institutional investors.

Rather than viewing Structured Investments as a separate and distinct asset class, many financial advisors treat them as a subcategory within each of the primary asset classes. For example, equity-linked Structured Investments can be viewed as part of a client's allocation to equities. Financial advisors and their clients can use Structured Investments to achieve greater diversification, to gain or hedge exposure to certain asset classes, or to align portfolios with a particular market or economic view.

One of the unique characteristics of Structured Investments is that they provide asymmetrical returns, with performance that is higher or lower than returns derived from a direct investment in a particular asset class. This non-linear performance profile can help clients plan for specific financial milestones, such as paying for college. For example, a Market Linked Note that is held to maturity can provide clients who are planning for retirement with additional equity exposure, along with full repayment of principal at maturity, subject to the credit risk of JPMorgan Chase & Co. With today's retirees enjoying longer lives than past generations, these features are more important than ever.

Structured Investments usually combine a debt security with exposure to an underlying asset, such as equities, ETFs, foreign currencies, commodities, or a basket of different indices. In this regard, they are considered to be derivative investments. To many investors, the word "derivative" is synonymous with "risky". In practice, however, certain Structured Investments are often used as a means of reducing risk by offering full repayment of principal at maturity (subject to the credit risk of the issuer), while providing the potential to outperform in range-bound markets.

Generally, Structured Investments can help investors achieve two primary objectives: higher potential returns in a range-bound market with or without full repayment of principal at maturity, subject, of course, to the credit risk of the issuer, as well as alternatives for potentially generating higher yields in a low-return environment.

It is important for investors to understand and consider carefully the unique features of a particular Structured Investment and their own risk profiles before making an investment decision, as Structured Investments offer risk-return profiles that vary from product to product and may not be suitable for all investors.

Investment Returns without Downside Market Risk:

Market Linked Notes

Market Linked Notes combine some of the features of a fixed-income security, such as full repayment of principal at maturity, subject to the credit risk of the issuer, with the potential for capital appreciation that can be derived from different types of underlying assets, including equities. They are designed to return your initial investment at maturity, subject to the credit risk of the issuer, while providing the opportunity to participate in the gains on an equity investment. Depending on the specific offering, Market Linked Notes may offer full upside participation or they may be subject to a maximum return. In all cases, clients forgo dividends and interest payments.

Market Linked Notes typically mature within one to five years, and clients must hold them until maturity to receive their initial investment back at maturity, subject to the credit risk of the issuer. Maturities shorter than three years typically have a cap or maximum return. Generally, Market Linked Notes are issued as registered notes in $1,000 denominations. They can be linked to a variety of underlying assets, including an equity index, a basket of equities, ETFs, commodities, currencies or J.P. Morgan proprietary indices. Many investors hold Market Linked Notes in tax-deferred accounts. This report focuses on a registered note linked to an equity index.

Anatomy of a Market Linked Note

The below example illustrates a Market Linked Note offering repayment of principal in full at maturity (subject to the credit risk of the issuer) that is linked to an equity index. As illustrated in figure 1, when creating a market linked investment, the issuer invests in both a zero coupon bond and equity call options. First, they use a portion of the available assets to structure a zero coupon bond that matches the maturity date and principal amount of the Market Linked Note.



Figure 1: Mechanics of a Market Linked Note

Source: J.P. Morgan

Unlike regular bonds, zero coupon bonds are issued at a discount to their face value and do not pay interest. This means that issuers can structure a bond that will return $1,000 at maturity for an upfront investment of less than $1,000. The difference between the bond's value at maturity and the amount paid represents the bond's implied return.

By investing in zero coupon bonds, the issuers are seeking to ensure that the Market Linked Note will offer full repayment of principal at maturity. The investor's direct credit risk is limited to the financial well-being of the issuer (in this case, JPMorgan Chase & Co.).

Zero coupon bonds are issued at a discount to their face value. The discount provides the issuer excess capital to invest. In this example, the issuer will use the excess capital to structure call options on a broad-based equity index, such as the S&P 500™ Index. A call option gives an investor the right (but not the obligation) to buy an investment in the index at a specified price within a specific period of time. The call options typically have an expiration date that matches the maturity date of the zero coupon bond, along with a "strike price", or entry point, that matches the current value of the index. If the underlying asset (the S&P 500 Index) increases in value, the value of the call option will also increase.

Risk/Reward

As referenced above, Market Linked Notes allow investors to participate in some but typically not all of the gains in an equity index via an embedded call option. To pay for the downside market protection provided by the embedded zero coupon bonds, the investor forfeits all dividend income, and may also forgo a portion of any gains in the equity index. The percentage of the potential gains that investors receive—known as the "participation rate"—will vary for each Market Linked Note, depending on the underlying asset, the maturity date, and the minimum and maximum return payouts.

The participation rate is primarily determined by two factors: the remaining capital available after structuring the zero coupon bond and the price of the embedded equity call option. The price paid for the embedded equity call option depends upon the implied volatility of the equity index purchased.

Generally, higher market volatility leads to higher prices for index call options. There is no way to control this; therefore, the participation rate will be determined by market conditions at the time of issuance. When volatility is lower, participation rates are higher, and vice versa.

Market Linked Note Performance under Different Market Conditions

Figure 2 illustrates how a Market Linked Note might perform under varying market conditions. In this hypothetical example, you invest $1,000 in a Market Linked Note linked to the S&P 500 Index. The Market Linked Note matures in five years and offers a participation rate of 90%. This means that, should the S&P 500 move higher, you would participate in 90% of those gains.

If, at the note's maturity, the S&P 500 had risen 20%, you would receive your original investment ($1,000), subject to the credit risk of JPMorgan Chase & Co., plus a return of 18% ($1,000 x 90% (0.90) x 20% (0.20) = $180). While the Market Linked Note gained less than a direct investment in the index would have returned ($200 plus the dividend yield), you can take comfort in the fact that the payout formula of the Market Linked Note was designed to return your initial investment at maturity, subject to the credit risk of JPMorgan Chase & Co.

Now consider what happens if the S&P 500 were to decline 20% at maturity (figure 2). Rather than incurring a $200 loss, you would be entitled to the full repayment of your principal at maturity, subject to the credit risk of JPMorgan Chase & Co. As this example demonstrates, Market Linked Notes offering full repayment of principal and held to maturity will always outperform a direct investment in an index during periods of market declines, assuming no default by the issuer of the Market Linked Notes, and may underperform during periods of market gains.

Are Market Linked Notes Right for You?

If you are saving and investing for life's major milestones, tend to avoid equities altogether, or often make risky bets in an effort to break even on stocks that have lost value, Market Linked Notes may be an appropriate investment for you. Do you recognize yourself in any of the following profiles?



Figure 2: Example–Market linked note linked to the S&P 500 Index with a 5-year maturity and a 90% participation rate

If the S&P 500 Index rises 20%, the investor receives 18% plus their initial investment at maturity

$1,000 | Total return | $1,000 | $180 Index appreciation

Initial investment | Investment at Maturity

If the S&P 500 Index falls 20%, the investor receives the initial investment back at maturity

$1,000 | Total return | $1,000 | ($200) Index depreciation

Initial investment | Investment at Maturity

Source: J.P. Morgan

Focused on Life's Milestones

People who are investing for a specific long-term goal, such as future college expenses, retirement, or a vacation home, usually have a good idea of the minimum amount they will need to meet their objective. For these investors, returns over and above their goal are "nice to have," but not a necessity. On the other hand, they cannot tolerate the idea of failing to meet their goal, and thus they often favor fixed income or cash investments over more volatile equities. Due to the fact that yields on fixed income products have been at or near historical all-time lows, it requires a higher proportion of capital invested in fixed income now than in the past to achieve the same investment goal.

Risk Averse

All investments entail a trade-off between risk and reward. Investors typically will take on more risk when they are convinced that the potential for higher returns outweighs the risk of losses. Some investors, however, have such a high degree of loss aversion that they have difficulty taking on even a conservative amount of market risk.

According to the prospect theory of behavioral finance researchers, these investors evaluate gains and losses in an entirely different manner, attributing more importance to investment losses than investment gains. Whereas these investors are happy when they gain $100, they are not twice as happy when they gain $200. Conversely, they consider a $100 loss more important than a $100 gain. This tendency to avoid any losses relegates their portfolio to fixed income and cash investments. While these investors may never find equities attractive, Market Linked Notes allow them to participate in potential equity market gains while offering full repayment of principal at maturity, subject to the credit risk of the issuer.

Those Who Cannot Let Go

On the other end of the risk spectrum, some investors have such a high degree of confidence in their investment decisions that they have difficulty letting go of poorly performing stocks. When a stock holding declines, they tend to take increasingly risky bets in an effort to break even. Research has shown that investors tend to hold on to poorly performing stocks even when it's clear that they should have reallocated a portion of their funds to safer investments, such as fixed income or cash. For investors who fit this profile, Market Linked Notes offer an effective way to avoid reckless behavior without sacrificing the potential for equity returns.

Certain Risk Considerations

Although Market Linked Notes may offer an alternative investment for those who fit one of the profiles described above, they are subject to significant risks, some of which are discussed below.

Market Linked Notes

•Market risk: Returns on the Market Linked Notes at maturity are generally linked to the performance of an underlying asset such as an index, and will depend on whether, and the extent to which, the applicable index appreciates during the term of the notes.

•Payment on the notes is subject to the credit risk of JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of JPMorgan Chase & Co.'s creditworthiness.

•If JPMorgan Chase & Co. were to default on its payment obligations, you may not receive any amount owed to you under the Market Linked Notes and could lose your entire original investment.

•You may receive no more than the full principal amount of your notes at maturity if the underlying asset is flat or negative during the term of the Market Linked Notes.

•Returns on Market Linked Notes may be limited to a maximum return.

•You may receive a lower payment at maturity than you would have received if you had invested in the underlying asset directly.

•If the underlying asset declines at the end of the term of the Market Linked Notes, as compared to the beginning of the term, your gain may be zero.

•Certain built-in costs are likely to adversely affect the value of the Market Linked Notes prior to maturity. The original issue price of the Market Linked Notes includes the commissions paid to any placement agent and the estimated costs of hedging JPMorgan Chase & Co.'s obligations under the Market Linked Notes. As a result, the price, if any, at which J.P. Morgan Securities LLC (which we refer to as JPMS) may be willing to purchase the Market Linked Notes from investors in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss for investors.

•Market Linked Notes offer no dividend or interest payments.

•Lack of liquidity: JPMS, acting as agent for JPMorgan Chase & Co., may offer to purchase the Market Linked Notes in the secondary market but is not required to do so. The price, if any, at which JPMS may be willing to purchase the Market Linked Notes from you in the secondary market, if at all, may result in a significant loss of your principal.

•The tax consequences of the Market Linked Notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Market Linked Notes.

•Many economic and market factors, such as volatility of the underlying asset, time to maturity, interest rates and creditworthiness of JPMorgan Chase & Co., will impact the value of the Market Linked Notes prior to maturity.

•Potential Conflicts: JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the Market Linked Notes, including acting as a calculation agent for the Market Linked Notes and hedging JPMorgan Chase & Co.'s obligations under the Market Linked Notes. It is possible that such hedging activities or other trading activities of JPMorgan Chase & Co. or its affiliates could result in substantial returns for JPMorgan Chase & Co. or its affiliates while the value of the Market Linked Notes declines.

•Market Linked Notes may have complex payout structures that impact returns. Investors should consider these structures carefully before investing in these instruments.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the term sheet for additional information.

Market Linked Notes

What benefits do Market Linked Notes provide?

Generally, Market Linked Notes offer a return at maturity that is linked to an underlying asset, such as a broad market index or a basket of stocks. They provide some of the features of a fixed income security, such as return of principal at maturity (subject to the credit risk of the issuer), along with the potential for capital appreciation that equities provide. Maturities range from one to five years, and investors should plan to hold them to maturity.

What is the downside?

Investors forgo dividends and interest, and may also give up a portion of any capital appreciation in exchange for full repayment of principal at maturity. Any payment on Market Linked Notes is subject to the credit risk of the issuer. Your ability to sell the Market Linked Notes prior to maturity may be limited. Market Linked Notes are subject to additional risks, including those discussed under "Certain Risk Considerations" above.

Market Linked Notes may be right for clients who:

•Have a medium to long-term horizon (one to five years) and are saving to meet specific financial goals, such as retirement or college.

•Are loss-averse investors who typically avoid equities altogether.

•Tend to make increasingly aggressive bets in an effort to break even on poorly performing stocks.

•Do not have an overly bullish outlook for the stock market.

Additional Asset Class Exposure with Partial Market Downside Protection, Subject to the Credit Risk of JPMorgan Chase & Co.:

Buffered Return Enhanced Notes (BRENs)

Building a truly diversified portfolio means investing in a wide variety of assets, such as stocks, bonds, and commodities. You can further diversify by investing in different types of securities within each major asset class. For example, you might divide your equity portfolio allocation among small and large-cap stocks, international stocks, and emerging markets.

Following the market turbulence in 2008, more investors seem acutely aware of volatility and the impact it can have on portfolio returns. However, a type of Structured Investment, known as a Buffered Return Enhanced Note (BREN), can be used as a tool to help reduce the risks of investing in certain volatile asset classes, while providing partial protection against adverse market moves, subject to the credit risk of JPMorgan Chase & Co.

The specific terms and conditions of each BREN vary, but they are typically linked to the performance of a particular market index, such as the S&P 500™ Index or the iShares MSCI EAFE Index. They are often issued as senior unsecured debt obligations, mature within one to five years, and are generally issued in $1,000 increments. BRENs typically use leverage to provide investors a return of as much as 150% to 200% of the positive performance of the underlying index, up to a specified cap, and frequently provide a 10%-15% buffer from loss in the case of negative performance of the underlying index, subject to the credit risk of JPMorgan Chase & Co. In any case, to get the stated return an investor must hold the note to maturity. Unlike a direct investment in an index, investors forgo any dividend or interest income.

In most cases, BRENs are subject to a cap on gains, meaning that an investor will forgo any appreciation above a specified maximum return. Depending on its specific terms, a BREN may be treated as an open transaction for tax purposes. Any gains that you do earn on a BREN may be taxed as long-term capital gains as long as the investment is held unhedged for more than one year. Therefore, they may be more appropriate for taxable accounts as opposed to investments with a payout at maturity designed to return an investor's initial investment at maturity. However, whether this tax treatment will be respected is uncertain, so if you are considering purchasing a BREN in a taxable account, consult with your own tax advisor first and refer to the tax disclosure in the prospectus.

In addition to enabling individual investors to access hard to reach asset classes, BRENs feature a "buffer" that provides a partial return of your investment at maturity, subject to the credit risk of JPMorgan Chase & Co. Currently, these buffers typically range from 10% to 15%. A BREN with a 10% buffer, for example, will return your entire principal to you, subject to the credit risk of JPMorgan Chase & Co., if the index has declined by 10% or less at final observation before maturity. However, if index losses are in excess of 10%, you begin to lose principal. In this example, you may lose up to 90% of your principal at maturity, but, unless the BRENs are subject to downside leverage and subject to the credit risk of JPMorgan Chase & Co., no more. If you are comfortable taking on downside market risk, but prefer a buffer to cushion against more substantial market losses, you may want to consider a BREN.

BREN Performance under Different Market Conditions

To understand how a BREN might perform under varying market conditions, consider this hypothetical example. You invest $1,000 in a BREN linked to the S&P 500 Index that matures in 18 months.



Figure 1: Buffered Return Enhanced Note. BREN pays 1.5 times upside of an index with a 10% buffer, and 20% maximum return

The BREN pays 1.5 times the appreciation of the index at final observation before maturity up to a 20% cap, and offers a 10% buffer without any downside leverage. This means that, if held to maturity, your investment will experience principal losses only if the index declines by more than 10%, subject to the credit risk of JPMorgan Chase & Co., and, if the return is positive, you will have 1.5 times leveraged participation up to the 20% cap. Any payment on the BREN is subject to the credit risk of the issuer. However, if the index declines from its initial level by more than the buffer amount, you will lose 1% of the principal amount of your investment for every 1% that the index has declined beyond the buffer.

Figure 1 demonstrates what would happen if the underlying index for a BREN with 1.5x leverage, a 20% cap, and a 10% buffer you invested in appreciated 10% at final observation before maturity. In this case, you would receive a total return of 15%—1.5 times that of a direct investment in the index. If the index declined 10% or less at final observation before maturity, you would receive your $1,000 principal back, subject to the credit risk of JPMorgan Chase & Co. As this example demonstrates, BRENs may outperform a direct investment in the reference asset or index when the index declines in value between the inception date and the final observation before maturity. What happens if the index experiences a more pronounced decline? If, for example, the index closed down 20% at final observation before maturity, you would lose 10% of your principal. This would result in a loss of $100, as opposed to the $200 loss that would have resulted from a direct investment in the index. Any payments on BRENs are subject to the credit risk of JPMorgan Chase & Co.

Buffered Return Enhanced Notes (BRENs)

Market Strategies:

The return of a BREN differs from that of a direct investment in an underlying asset. The product is specifically designed to add alpha to the portfolios of investors who anticipate low market returns in the near-term. A BREN allows you to tailor an investment according to your market view, degree of desired market downside protection, and investment objective. Typically, an investor in a BREN structure has:

•A moderately bullish view of the market and the conviction that the underlying asset will be range-bound during the term of the investment.

•A desire for partial market downside protection and is willing to take on downside risk in order to get enhanced upside participation.

•A primary objective of capital appreciation to be potentially achieved through the BREN's enhanced upside participation.

Incorporating a BREN into a portfolio can reduce overall portfolio volatility throughout the market cycle and ultimately reduce the standard deviation of returns, primarily due to the buffer on the downside. Any payment on a BREN is subject to the credit risk of JPMorgan Chase & Co.

Structures:

You can add a BREN to your portfolio to reshape and manage risk. To articulate a view on the market, customization of a structure is possible. The structure of the BREN can be customized to:

•Lever returns that an investor deems likely to occur;

•Protect against market sells-offs an investor deems possible; or

•Cap returns an investor deems unlikely to occur.

Any payment on a BREN is subject to the credit risk of JPMorgan Chase & Co.

Underlying Investments:

Structured Investments, including BRENs, allow access to hard-to-reach underlying assets such as alternative investment strategies, commodities, and international equities. Not only can an investor use a BREN to gain access to individual indices and ETFs, but a BREN can also be linked to a basket of indices and ETFs. This flexibility may be used to implement views on the specific relevant underlying assets.

Including BRENs in Your Portfolio

Buffered Return Enhanced Notes can provide exposure to an underlying asset on which an investor has a particular market view. BRENs can create an additional source of structural alpha, tailored to your investment view, risk tolerance, and diversification goals. For example, you may be interested in investing in the S&P 500 Index, but could be concerned with the historical volatility of the index and large cap volatility in particular. Accessing the index through a BREN has the potential to allow for lower volatility than investing directly in the S&P 500, while maintaining upside return potential.

Adding a BREN to your portfolio not only allows you to tailor a product to fit a market outcome you anticipate, but also can serve to fit a desired portfolio allocation to the underlying asset class.

Investing in a BREN linked to the iShares MSCI Emerging Markets Index Fund, for example, gives the investor a note with a payout that is linked to an equity exposure, via an ETF. The investor is utilizing a BREN (note) to gain access to a thematic ETF (equity). This alpha-generating product can be used as an equity allocation alongside a passive allocation to ETFs to create an integrated equity portfolio.

Certain Risk Considerations

Although BRENs may offer an alternative investment for those with a market view described above, BRENs are subject to significant risks, some of which are discussed below.

Buffered Return Enhanced Notes (BRENs)

•Market risk: Returns on the BRENs at maturity are generally linked to the performance of an underlying asset such as an index, and will depend on whether, and the extent to which, the applicable index appreciates during the term of the notes.

•BRENs do not guarantee any return of principal.

•Your investment in the BRENs may result in a loss if the underlying index declines by more than the buffer amount at the final observation date from the initial level.

•Payment on the notes is subject to the credit risk of JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of JPMorgan Chase & Co.'s creditworthiness.

•If JPMorgan Chase & Co. were to default on its payment obligations, you may not receive any amount owed to you under the BRENs and could lose your entire original investment.

•Certain built-in costs are likely to adversely affect the value of the BRENs prior to maturity. The original issue price of the BRENs includes the commissions paid to any placement agent and the estimated costs of hedging JPMorgan Chase & Co.'s obligations under the BRENs. As a result, the price, if any, at which J.P. Morgan Securities LLC (which we refer to as JPMS) may be willing to purchase the BRENs from investors in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss for investors.

•Your gain on the BRENs may be limited by a specified maximum return.

•The buffer provides only limited protection against loss and applies only if the BRENs are held to maturity.

•The BRENs offer no dividend or interest payments or voting rights.

(continued on page 14.)

Certain Risk Considerations (continued)

•Lack of liquidity: JPMS, acting as agent for JPMorgan Chase & Co., may offer to purchase the BRENs in the secondary market but is not required to do so. The price, if any, at which JPMS may be willing to purchase the BRENs from you in the secondary market, if at all, may result in a significant loss of your principal.

•Many economic and market factors, such as volatility of the underlying asset, time to maturity, interest rates and creditworthiness of JPMorgan Chase & Co., will impact the value of the BRENs prior to maturity.

•Potential Conflicts: JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the BRENs, including acting as a calculation agent for the BRENs and hedging JPMorgan Chase & Co.'s obligations under the BRENs. It is possible that such hedging activities or other trading activities of JPMorgan Chase & Co. or its affiliates could result in substantial returns for JPMorgan Chase & Co. or its affiliates while the value of the BRENs declines.

•The tax consequences of the BRENs may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the BRENs.

•The BRENs may have complex payout structures that impact returns. Investors should consider these structures carefully before investing in these instruments.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.

IN BRIEF

Buffered Return Enhanced Notes (BRENs)

What benefits do they provide?

BRENs allow you to invest in more volatile and sometimes hard-to-access asset classes. They provide the potential of leveraged returns along with protection of a portion of your investment, subject to the credit risk of JPMorgan Chase & Co. Maturities range from one to five years depending on a BREN's specific economics, and it may be treated as an open transaction for U.S. federal income tax purposes. However, whether this tax treatment will be respected is uncertain. You may receive long term capital gains tax treatment if you hold a BREN unhedged more than one year.

What is the downside?

In order to provide leveraged returns, some BRENs (typically those with 150% to 200% leverage) include a cap on the upside return. If the market index rises dramatically, you will forgo gains beyond the cap. If the market declines dramatically, the majority of your capital would be at risk. Investors forgo dividends and interest, and may also give up a portion of any capital appreciation in exchange for full repayment of principal at maturity. Any payment on BRENs is subject to the credit risk of the issuer. Your ability to sell the BRENs prior to maturity may be limited. BRENs are subject to additional risks, including those discussed under "Certain Risk Considerations" above.

BRENs may be right for you if you:

•Are looking to diversify your taxable portfolio and gain exposure to additional asset classes.

•Are comfortable with downside risk, but want protection of a portion of your investment, subject to the credit risk of JPMorgan Chase & Co.

•Are looking to generate returns beyond those available in moderately rising or range-bound markets.

Augmenting Returns in a Low Return Environment:

Reverse Exchangeables

If you believe that returns for stocks are likely to be range-bound over the short term, a Reverse Exchangeable can help you implement this view. Reverse Exchangeables enable you to earn potentially higher yields in a low-return environment. In return, an investor in a Reverse Exchangeable should be willing to risk losing some or all of their initial investment at maturity.

Anatomy of a Reverse Exchangeable

A Reverse Exchangeable is a hybrid security that pays a fixed coupon and provides contingent protection for your initial investment, so long as the underlying asset does not decline below a stated initial level by more than a specified contingent buffer amount on any day during the term of the note. The specific terms and conditions of every Reverse Exchangeable vary, but they are typically linked to the performance of a particular stock, a basket of stocks, an exchange traded fund or a stock market index.   Reverse Exchangeables are issued as registered notes, generally mature within one year or less, and trade in $1,000 increments. Reverse Exchangeables have contingent protection, which means that subject to the credit risk of JPMorgan Chase & Co., your principal is protected unless the contingent buffer is breached at the close on any day during the term of the note, at which point a knock-out event has occurred and you are then exposed to 100% of any depreciation in the underlying stock from the initial price to the final price on the final observation date. Any payment on a Reverse Exchangeable is subject to the credit risk of JPMorgan Chase & Co.

A Reverse Exchangeable is designed for investors who seek a higher interest rate than the current dividend yield on the particular underlying stock or the current yield on a conventional debt security with the same maturity issued by JPMorgan Chase & Co. or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the underlying stock, be willing to accept the risks of owning equities in general and the underlying stock in particular and be willing to lose some or all of their principal at maturity. Unlike a direct investment in a stock, however, your maximum return on a Reverse Exchangeable is limited to the coupon amount. If the underlying stock appreciates in value during the term of the note, you do not participate in those gains. Therefore, a Reverse Exchangeable may be appropriate if you believe that the return on the underlying stock will be lower than the coupon rate you can earn over the short term of the note (typically one year or less), and that the underlying stock will not decline below the stated initial price by more than the specified contingent buffer amount at the close of any day during the term of the note. Any payment on a Reverse Exchangeable is subject to the credit risk of JPMorgan Chase & Co.

The coupon on a Reverse Exchangeable is determined by the volatility of the underlying asset, as well as the amount of contingent protection. The dividend yield, if applicable, of the underlying asset will also factor into the coupon rate—the higher the dividend, the higher the coupon rate. Once determined, the coupon rate remains fixed regardless of how the underlying asset performs. The frequency of interest payments varies and may occur periodically throughout the term of the note or be paid in full at maturity. In all cases, the frequency of interest payments is determined and specified at inception. Any interest on a Reverse Exchangeable is subject to the credit risk of JPMorgan Chase & Co.

Reverse Exchangeables feature a "contingent buffer" which typically ranges between 20% and 30% (but could be less or more) and allows you to receive a full repayment of your principal at maturity so long as the underlying asset does not decline by more than the buffer amount during the term of the note. While not all Reverse Exchangeables are monitored at the close of business each day, the example we will refer to has daily end-of-business monitoring for a "knock-out" event. In all scenarios, your payment at maturity is subject to the credit risk of JPMorgan Chase & Co.

This buffer disappears or gets "knocked out" if, on any day over the term of the note, the underlying asset closes below the initial price by more than the specified contingent buffer amount. Under these circumstances, you will lose some or all of your principal at maturity unless the asset closes at or above its initial price on the final observation date. If the buffer knocks out and the underlying asset is a stock and it closes below its initial price on the final observation date, you will receive physical settlement at maturity, that is, a number of actual shares of the underlying stock equal to the principal amount divided by the initial price of the underlying stock or the cash value of those actual shares. The market value of the shares (or the cash value of those shares) you receive will most likely be substantially less than the principal amount of your notes and may be zero. Reverse Exchangeables linked to a commodity or an index or ETF offer cash settlement under these circumstances, the value of which will also most likely be substantially less than the principal amount of your notes and may be zero. You should be comfortable with the prospect of holding shares of the underlying stock (assuming the underlying asset is a single stock) before investing in a Reverse Exchangeable and understand that in the event the buffer knocks out you may be delivered shares or the cash value of the underlying asset, with that payment likely worth less, or in some circumstances substantially less, than your initial investment.

Reverse Exchangeable Performance under Different Market Conditions

To understand how a Reverse Exchangeable might perform under varying market conditions, consider the following hypothetical example. You invest $1,000 in a Reverse Exchangeable linked to ABC stock. ABC stock is trading at $10 a share initially. The Reverse Exchangeable pays a coupon rate of 12% per annum and includes a 20% contingent buffer (or $2).

There are several possible outcomes that can occur when a Reverse Exchangeable matures (see figure 1). If the underlying stock never falls below the level at which its contingent buffer would be eliminated ($8) for the remaining term of the note, you are entitled to a repayment of principal in full at maturity, along with any accrued interest due, subject to the credit risk of JPMorgan Chase & Co.

For example, if the lowest closing price of ABC stock during the term of the note was $8.50, you would receive your entire principal back ($1,000), along with 12% per annum interest. Because the stock never breached the 20% contingent buffer by falling below $8 a share during the term of the note, you are entitled to a repayment of principal in full at maturity. All payments on the Reverse Exchangeable are subject to the credit risk of JPMorgan Chase & Co.

You would also receive your entire principal back ($1,000), along with 12% per annum interest, subject to the credit risk of JPMorgan Chase & Co., if ABC stock breached the buffer, falling below $8 during the term of the note, but then closed at or above the initial price of $10 a share on the final observation date. Because your maximum return is limited to the coupon amount, you would not participate in any appreciation of the underlying stock.

Now consider what would have happened if ABC stock had fallen below $8 on the close on any day during the term of the note and then also closed below the initial price of $10 on the final observation date. In this case, a knock-out event occurred and you would receive physical delivery of 100 shares of ABC stock at maturity or its equivalent in cash, along with any accrued interest. The number of shares you receive is determined by dividing the principal amount ($1,000 in this case) by the initial price of the underlying stock ($10 in this case). Because the stock closed below the initial price on the final observation date, this physical delivery will be worth less, and in some circumstances substantially less, than your initial investment and may be zero.

If the Reverse Exchangeable settled in cash, the cash payment would reflect the decreased price of the underlying stock on the final observation date as compared to the initial price and you could similarly lose some or all of your principal at maturity. For example, if ABC stock was worth $5 on the final observation date, you would be delivered 100 shares of stock with a market value of $500 on the final observation date (or $500 in cash if the Reverse Exchangeable is settled in cash), which is a 50% loss in principal.

February 2012

Figure 1: Potential Return: Reverse Exchangeable on ABC stock



$12
$11
$10
$9
$8
$7
$6
$5
Breach of Barrier
ABC Stock (Barrier Not Breached)
ABC Stock (Barrier Breached, Recovered)
ABC Stock (Barrier Breached, Significant Loss)
Barrier Breached:
Stock closes above the initial price;
Receive principal and interest at maturity
Barrier Not Breached:
Receive principal and interest at maturity
Barrier Breached:
Receive stock or cash value and interest at maturity

Source: J.P. Morgan

In the scenario above, the coupon rate that you receive offsets some of the loss of your principal due to the decline in the value of the underlying stock, but may not be sufficient to offset fully such a loss and you may still lose some or substantially all of your initial investment. For example, in the scenario described in the preceding paragraph, assuming the Reverse Exchangeable has a term of one year, the $120 in interest payments received will not be sufficient to offset fully the $500 loss in principal, resulting in a net loss of $380.

Due to its coupon rate and contingent buffer, a Reverse Exchangeable may outperform its underlying asset in a declining market. However, the maximum return is the coupon rate. Therefore, you must be willing to forgo any appreciation in the value of the underlying asset in exchange for the coupon payments as well as accept risks of loss of your principal. If you have a stable to moderately bullish short-term outlook, are seeking a coupon rate that is higher than current yields, and are comfortable taking on market downside risk, you may want to consider a Reverse Exchangeable.

Certain Risk Considerations

Reverse Exchangeables

•Payment on the notes at maturity is subject to the credit risk of JPMorgan Chase & Co. Therefore, the value of a Reverse Exchangeable prior to maturity is subject to changes in the market's view of the creditworthiness of JPMorgan Chase & Co. If JPMorgan Chase & Co. were to default on its payment obligations, you may not receive any amounts owed to you under the Reverse Exchangeable and could lose your entire investment.

•An investment in a Reverse Exchangeable may result in a loss.

•Reverse Exchangeables do not guarantee any return of principal.

•Under certain circumstances, you will receive at maturity a pre-determined number of shares of the applicable underlying stock (if the underlying asset is a stock) or an amount in cash that reflects the depreciation of the underlying asset from the initial level to the final level on the final observation date. The market value of those shares (or any cash amount paid at maturity) will most likely be less than the principal amount invested and may be zero.

Certain Risk Considerations

Reverse Exchangeables

•For each $1,000 principal amount note, your maximum return at maturity is $1,000 plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable underlying asset, which may be significant.

•The return on a Reverse Exchangeable may be significantly less than the return on a direct investment in the applicable underlying asset.

•The contingent buffer may terminate on any day during the term of the Reverse Exchangeable. If on any day during the term of the notes the closing price of the underlying asset declines below the initial level by more than the contingent buffer amount, you will at maturity be fully exposed to any depreciation in that underlying asset.

•No ownership rights in the underlying asset (including any dividend payments or voting rights).

•Certain built-in costs are likely to adversely affect the value of the Reverse Exchangeables prior to maturity. The original issue price of the Reverse Exchangeables includes the commissions paid to any placement agent and the estimated costs of hedging JPMorgan Chase & Co.'s obligations under the Reverse Exchangeables. As a result, the price, if any, at which J.P. Morgan Securities LLC (which we refer to as JPMS) may be willing to purchase the Reverse Exchangeables from investors in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss for investors.

•Some Reverse Exchangeables have an "automatic call" feature that will trigger a mandatory redemption of the Reverse Exchangeables prior to maturity if the level of the underlying asset closes above the initial level on specified dates. If that happens, you will not be entitled to receive any further interest payment after the redemption date, and there is no guarantee that you would able to reinvest the proceeds from an investment in the Reverse Exchangeables at a comparable return and/or with a comparable interest rate for a similar level of risk.

•Lack of liquidity: JPMS, acting as agent for JPMorgan Chase & Co., may offer to purchase the Reverse Exchangeables in the secondary market but is not required to do so. The price, if any, at which JPMS may be willing to purchase Reverse Exchangeables from you in the secondary market, if at all, may result in a significant loss of your principal.

•JPMS, or its affiliates, may publish research reports that are unfavorable to the stock underlying a Reverse Exchangeable and could hurt the performance of a Reverse Exchangeable that is linked to that stock.

•Many economic and market factors, such as volatility, time to maturity, interest rates and creditworthiness of JPMorgan Chase & Co., will impact the value of the Reverse Exchangeables prior to maturity.

•Potential Conflicts: JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the Reverse Exchangeables, including acting as a calculation agent and hedging their obligations under the Reverse Exchangeables. It is possible that such hedging activities or other trading activities of JPMorgan Chase & Co. or its affiliates could result in substantial returns for JPMorgan Chase & Co. or its affiliates while the value of the Reverse Exchangeables decline.

•The tax consequences of the Reverse Exchangeables may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Reverse Exchangeables.

•Reverse Exchangeables may have complex payout structures that impact returns. Investors should consider these structures before investing in these instruments.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.

IN BRIEF

Reverse Exchangeables

What benefits do they provide?

Reverse Exchangeables provide the potential for higher interest rates than the current dividend yield, if applicable, on the particular underlying asset or the current yield on a conventional debt security with the same maturity issued by JPMorgan Chase & Co. or an issuer with a comparable credit rating. They also provide for the return of principal at maturity if a "knock-out" event does not occur during the term of the note. They may outperform the underlying asset in a bear market, due to the coupon rates they pay. They typically mature in one year or less.

What is the downside?

If the underlying asset appreciates in value, you do not participate in those gains as return is capped at the coupon rate. The notes provide only contingent principal protection and that protection disappears or "knocks-out" for the entire term of the note if the underlying asset closes below the initial level by more than the pre-determined contingent buffer amount on any day. In addition, all payments on Reverse Exchangeables are subject to the credit risk of JPMorgan Chase & Co.

You may receive physical shares at maturity (if the underlying asset is a stock) or equivalent cash value, which could be less, or substantially less, than your principal.

Your ability to sell the Reverse Exchangeables prior to maturity may be limited.

Reverse Exchangeables are subject to additional risks, including those described under "Certain Risk Considerations" above.

Reverse Exchangeables may be right for you if you:

•Have a range-bound view of the markets
•Are an income-oriented investor
•Are comfortable taking on downside risk and potentially losing all of your principal
•Are comfortable capping your gains at the coupon rate

Practical Applications

Advisors commonly look for two types of returns: alpha and beta. Many advisors add active equity managers for the alpha portion of clients' returns. They also turn to ETFs for the beta portion of their invested returns, hoping to simply mirror major index returns. We would like to introduce a third type of return: structural alpha. What follows is an explanation of how Structured Investments can add structural returns to client portfolios.

These examples are based on actual historical investments used by advisors in their approach to reducing risk while seeking to generate excess market returns. Note that most advisors do not view Structured Investments as their own asset class. Instead, they view Structured Investments as an overlay to an existing portfolio allocation. For example, if a client has a 40% allocation to equities, in many cases advisors will carve out a portion of the equity allocation to be used for a Structured Investment to add some downside protection and upside leverage.

However, these examples are not recommendations that the specific Structured Investments described are appropriate for all investors. Advisors should make investment recommendations to, or investment decisions for, their clients based on the individual circumstances of their clients. Moreover, the examples of historical performance are not an indication of future performance or success.

S&P 500

With the spike in volatility in the December of 2011, we saw considerable interest from advisors in taking a short-term view on the S&P 500. One particular investment that garnered interest was a Buffered Return Enhanced Note with an 18-month maturity, two- times upside participation, a maximum return of 17%, and a buffer of 10%.

The note offered a relatively short dated maturity, some protection against further market declines, as well as a way to outperform in a low return environment. Many advisors have used assets allocated to the equity portion of their clients' portfolios to fund this type of investment.

International and Emerging Markets

Over the past year, advisors and clients have been searching for a means to add exposure to international equities, including emerging markets, without taking on an equal amount of risk. One particular client ultimately settled on a BREN with a 70% allocation to the iShares Russell 3000 Index Fund, a 15% allocation to the iShares MSCI EAFE Index Fund and the remaining 15% allocation was dedicated to emerging markets, the iShares MSCI Emerging Markets Index Fund.

The BREN offered an eighteen month maturity with a 15% buffer, and 110% participation up to a maximum return of 16% to any appreciation of the equity basket. The funds for the investment came from the client's allocation to domestic and international investments, as well as emerging markets.

Commodities

Commodity exposure can be particularly challenging for financial advisors, as clients are often concerned about the potential volatility of commodities. There are many ways to access commodities, including but not limited to, single commodity exposure, multiple commodity exposure, and index exposure. In addition, advisors can elect to add no downside market protection, some downside market protection, or full downside market protection, each of which is subject to the credit risk of JPMorgan Chase & Co.

Some advisors and their clients have invested in a Market Linked Note that offers exposure to commodities through the Dow Jones-UBS Commodity Index. The Index itself is calculated on excess return basis and composed of futures contracts on 19 physical commodities. This Market Linked Note offered 100% uncapped exposure to the Index and full repayment of principal at maturity (subject to the credit risk of JPMorgan Chase & Co.).

Advisors who purchase this type of investment for their clients may be using assets from their clients' commodity allocation and may elect to continue to allocate the remaining commodity allocation to traditional commodity investments, such as ETFs or mutual funds. In some cases, advisors may be making an initial allocation to commodities as an asset class, while in other instances they are redefining portfolio risk to the downside.

Do Structured Investments Make Sense for Your Clients?

Structured Investments can provide innovative ways to help meet a variety of risk/return profiles. Whether clients are looking for full repayment of principal at maturity (subject to the credit risk of JPMorgan Chase & Co.), additional asset exposure, enhanced returns, or a combination of the two, a structured investment exists (or likely can be created) to meet each client's unique needs. To determine whether these investments are an appropriate match for clients, consider the following questions:

•What is the client's investment time horizon?

•How much risk is the client comfortable taking on?

•Is the client willing to sacrifice higher returns in exchange for full repayment of principal at maturity, subject to the credit risk of the issuer?

•Is the client more concerned with meeting specific goals than with achieving more alpha?

•Does the client have specific income needs?

•Does the client have a bullish, bearish, or neutral market outlook?

•Is the client comfortable with the risk profile of the underlying assets?

•Can the client do without a regular stream of income?

•Is the client able to invest capital for long periods of time, up to seven years?

•Is the client comfortable assuming the credit risk of the issuer of the Structured Investment for all payments on that investment?

The answers to these questions should help you ascertain whether Structured Investments belong in your clients' portfolios. At a minimum, taking the time to gain a better understanding of clients' financial goals and risk tolerance can be its own reward, as it may lead to deeper, more productive client relationships.

Frequently Asked Questions

Where do Structured Investments fit within clients' overall asset allocation?

Financial advisors often consider Structured Investments as a component of their clients' alternative investment allocation or as an allocation to the underlying asset class. Within this subset, advisors can access tools to achieve structural alpha within their existing allocations to traditional asset classes. Structured Investments can be used to redefine risk, enhance yield, or monetize a particular market view.

Can Structured Investments be sold in the secondary market?

Structured Investments are intended to be held to maturity. However, in instances where investors need access to their capital, J.P. Morgan intends to make a market for all Structured Investments the company issues, but it is not required to do so and may discontinue doing so at any time. Fees and commissions may impact the prices of the investments and the terms are only guaranteed at maturity subject to the credit risk of the issuer. Real-time indicative bids are published on Bloomberg or can be obtained by calling J.P. Morgan at 1-800-576-3529.

Do Structured Investments appear on client statements?

J.P. Morgan's relationship with leading custodians enables most advisors to value Structured Investments on consolidated statements. We also provide daily valuations for advisors who self-custody.

How often do you launch new products?

Each month, J.P. Morgan offers a new portfolio of Structured Investments designed to meet a variety of risk/return profiles. The minimum purchase amount is typically $1,000 and subsequent purchases are also in $1,000 increments. We deliver Structured Investments to advisors' custodians upon settlement. Settlement is determined when the note is issued and typically occurs within three business days of the actual trade date.

Does J.P. Morgan offer customized solutions?

We can tailor products to monetize a particular market view or client need, subject to certain investment minimums.

Can I create my own Structured Investments for my clients?

While in some cases it may be possible to replicate a structured investment on your own, the costs and complexities of doing so will most likely outweigh the convenience of a professionally engineered structured investment.

Notes

The information contained in this document is for discussion purposes only. The final terms of any securities offered by J.P. Morgan Chase & Co. may be different from the terms set forth herein and any such final terms will depend on, among other things, market conditions on the applicable pricing date for such securities. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance, or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded, and replaced in its entirety by a subsequent preliminary or final term sheet and/or pricing supplement, and the documents referred to therein, which will be filed with the Securities and Exchange Commission, or SEC. In the event of any inconsistency between the information presented herein and any such preliminary or final term sheet or pricing supplement, such preliminary or final term sheet or pricing supplement shall govern.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to a particular offering that JPMorgan Chase & Co. has filed or will file with the SEC for more complete information about JPMorgan Chase & Co. and that offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in that offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement, if any, and term sheet if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: This communication was written in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction(s) or matter(s) addressed herein by persons unaffiliated with JPMorgan Chase & Co. However, JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, to the extent this communication contains any discussion of tax matters, such communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties. Any recipient of this communication should seek advice from an independent tax advisor based on the recipient's particular circumstances.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.